UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-18731

(Check One):

☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒  Form 10-QSB  ☐  Form N-SAR

☐  Form N-CSR

For Period Ended:    March 31, 2007

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

AVASOFT, INC.

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Full name of registrant

VENTURES-UNITED, INC.

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Former name if applicable

2206 Plaza Drive, Suite 100

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Address of principal executive office (Street and number)

Rocklin, CA 95765

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City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

½ ½ ½ ½ ☒ ½ ½ ½ ½ ½	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We believe it is not possible without unreasonable effort and expense to file Avasoft’s 10Q by May 15, 2007 because of the major efforts associated with two material transactions: the reverse merger with Ventures United and the conclusion of the Brookstreet funding raise.   In addition, the requirement for a simultaneous Q4 2006 audit of the previously private entity has made it impossible for the Company's small management team to complete the reviews necessary to ensure that the financial statements and disclosures contained in its 10Q are accurate and complete

PART IV -- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

     John Quereto

      (916)

         771-0900

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        (Name)

 (Area Code)

 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒  Yes  ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AVASOFT, INC.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007

By:

/s/ James Wheeler

James Wheeler

Chief Executive Officer